KW 3/17

SEC Mail Processing Section

MAR 01 2011

Washington, DC 110

11021113

...DSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67785

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SIXPOINT PARTNERS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 THIRD AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD MCCABE, FINOP 732-533-5074
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOW, SCHECHTER & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

350 BEDFORD STREET	STAMFORD,	CT	06901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 3/29

OATH OR AFFIRMATION

I, Edward McCabe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sixpoint Partners LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

LUCILLE R. BENVENUTO
NOTARY PUBLIC
MY COMMISSION EXPIRES 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIXPOINT PARTNERS LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2010

CONTENTS

	Page
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Capital	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Schedule of Expenses	9
Supplemental Information	
Computation of Net Capital Pursuant to Rule 15c3-1	11
Statement Regarding Rule 15c3-3	12
Schedule of Assessment and Payments Pursuant to Rule 17a-5(e)(4)	13
Supplementary Reports	
Independent Auditor's Report on Applying Agreed-upon Procedures Related to an Entity's SIPC Assessment Reconciliation	14-15
Independent Auditor's Supplementary Report on Internal Control	16-17

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT

To the Members
Sixpoint Partners LLC
New York, NY 10022

We have audited the accompanying statement of financial condition of Sixpoint Partners LLC (the "Company") as of December 31, 2010, and the related statements of income, changes in members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sixpoint Partners LLC at December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but some of which is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berkow, Schechter & Company, LLP

Berkow, Schechter & Company LLP

February 14, 2011

SIXPOINT PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Current Assets:	
Cash and cash equivalents	$ 1,429,430
Accounts receivable	1,400,599
Members' subscriptions receivable	750,000
Prepaid expenses	60,000
Total Current Assets	3,640,029
Furniture and equipment, net of accumulated depreciation of $10,106	18,605
Security deposit	31,667
TOTAL ASSETS	$ 3,690,301

LIABILITIES AND MEMBERS' CAPITAL

Current Liabilities:	
Accounts payable	$ 20,155
Accrued expenses	12,500
Total Current Liabilities	32,655
Members' Capital	3,657,646
Total Liabilities and Members' Capital	$ 3,690,301

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Income:	
Placement fees	$ 3,395,838
Reimbursed expenses	190,032
Total income	3,585,870
Expenses (see schedule of expenses)	2,534,921
Profit from operations	1,050,949
Interest and dividend income	13,752
Net profit	$ 1,064,701

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2010

Balance, December 31, 2009	$ 3,592,945
Capital call default	(1,000,000)
Net profit	1,064,701
Capital withdrawals and distributions	-
Balance, December 31, 2010	$ 3,657,646

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net profit	$ 1,064,701
Depreciation	4,892
Increase /(decrease) in cash due to change in:	
Accounts receivable and other assets	(1,006,784)
Accounts payable and other liabilities	(17,088)
Net cash used in operating activities	45,721
Cash flows from investing activities:	
Purchases of office equipment	(5,744)
Net cash used in investing activities	(5,744)
Cash flows from financing activities:	
Capital contributions	-
Net cash provided by financing activities	-
Net increase in cash	39,977
Cash and cash equivalents, beginning of year	1,389,453
Cash and cash equivalents, end of year	$ 1,429,430

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Income taxes	$ -
Interest	326

See notes to financial statements.

NOTE 1 - PRINCIPLES OF COMBINATION

The accompanying financial statements include the results of both Sixpoint Partners LLC (the "Company") and its affiliate, CHC Capital LLC ("CHC"). All intercompany accounts have been eliminated in consolidation.

NOTE 2 - NATURE OF OPERATIONS

Sixpoint Partners LLC, a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Company is a global placement agent and leading provider of alternative investment solutions for private equity funds.

CHC Capital LLC, a Delaware limited liability company and affiliate of the Company, provides a range of investment banking services for private companies including raising equity, debt, mezzanine capital, and secured debt in the private markets, as well as raising co-invest capital for private equity funds. In addition, CHC provides merger and acquisition advisory services.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States which require management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

Depreciation

Depreciation is computed using the straight line method based on the estimated useful lives of the individual items comprising depreciable assets.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three (3) months or less to be cash equivalents.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable

Accounts receivable are shown net of a reserve for bad debts.

NOTE 4 - CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") and the FINRA's growth and business reduction capital requirements. The Company computes its net capital under the basic method of the Rule which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined.

The following is a summary of the Company's net capital position at December 31, 2010.

Net capital	$1,368,236
Excess of net capital over requirements	$1,363,545
Aggregate indebtedness to net capital	.24-1.00

NOTE 5 - CUSTOMER SECURITIES - POSSESSION AND CONTROL REQUIREMENTS

The Company is exempt from certain provisions of rule 15c3-3 of the Securities Exchange Act of 1934 since it carries no customer accounts, and does not otherwise hold funds or securities of customers.

NOTE 6 - MEMBERS' SUBSCRIPTIONS RECEIVABLE

Pursuant to the CHC Capital LLC members' agreement there remains $750,000 of non-dilutive capital which CHC Capital LLC can call without any conditions. The Company expects this capital call to occur in 2011.

NOTE 7 - INCOME TAXES

The Company has elected to be taxed as a partnership and income taxes are not assessed on a partnership. Each member's share of Company income or loss is included in the respective member's individual income tax return.

NOTE 8 - PROFIT SHARING PLAN

The Company has adopted a 401(k) profit sharing plan. The Company has the discretion to match participants' 401(k) contributions and to contribute additional amounts on behalf of the participants. In 2010 the Company made matching contributions of $32,678.

NOTE 9 - CONCENTRATION OF CREDIT RISK

Cash and cash equivalents consist of $2,456 on deposit with Signature Bank and $1,426,974 in a Merrill Lynch brokerage account. The Signature Bank funds are insured up to $250,000 by the Federal Deposit Insurance Corporation (the "FDIC"). The Merrill Lynch account is insured up to $500,000 by the Securities Investor Protection Corporation (the "SIPC").

SIXPOINT PARTNERS LLC
SCHEDULE OF EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2010

Expenses:	
Salaries	$ 1,594,097
Rent and utilities	198,797
Reimbursed expenses	151,061
Employee benefits	121,810
Payroll taxes	120,120
Dues and subscriptions	74,353
Travel	45,554
Regulatory fees	45,180
Meals and entertainment	31,845
Telephone and internet	28,044
Legal fees	25,363
Accounting fees	20,837
Technology and technology support	17,038
Insurance	14,960
Outside contractors	9,974
Office supplies and expense	5,238
Moving expenses	5,001
Depreciation	4,892
Printing and reproduction	4,872
Conferences	3,180
Bank service charges	3,011
Miscellaneous	2,989
Payroll service fee	2,380
Postage and delivery	1,187
Charitable donations	1,100
Professional development	665
Gifts	614
Recruiting fee	433
Interest expense	326
Total operating expenses	$ 2,534,921

See notes to financial statements.

Supplemental Information

SIXPOINT PARTNERS LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2010

Members' capital	$ 3,657,646
Deductions, non-liquid assets	(2,260,871)
Deductions, haircut on securities	(28,539)
Net capital	1,368,236
Minimum net capital required	5,000
Excess of Net Capital Over Minimum Requirements	$ 1,363,236
Aggregate Indebtedness	$ 32,655
Percentage of Aggregate Indebtedness to Net Capital	2.39%

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA of Form X-17A-5 as of December 31, 2010):

Net Capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 1,364,545
Reduction in expenses due to uncleared check write-off	3,691
Net Capital Per Above	$ 1,368,236

See notes to financial statements.

SIXPOINT PARTNERS LLC
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2010

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k2)(2)(i) of that rule.

SIXPOINT PARTNERS LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS PURSUANT TO RULE 17a-5(e)(4)
DECEMBER 31, 2010

Total Revenue (January 1 - December 31, 2010)	$ 2,743,667
Additions	-
Deductions per audit	(58,499)
SIPC Net Operating Revenues	2,685,168
General Assessment @ .0025	6,713
Less: SIPC-6 payment dated 2/2/11	(2,788)
Less: SIPC-7 payment dated 2/2/11	(4,072)
Assessment overpayment carried forward as of 2/14/11	$ (146)

See notes to financial statements.

Supplementary Reports

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Sixpoint Partners LLC
New York, NY 10022

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Sixpoint Partners LLC (the "Company") and the Securities Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on Form SIPC-7 for the year ended December 31, 2010, noting no differences; and

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company, LLP

Berkow, Schechter & Company LLP

February 14, 2011

Berkow,
Schechter
& Company LLP

Certified Public Accountants

350 Bedford Street · Stamford, Connecticut 06901 · Tel (203) 356-1061 · Fax (203) 356-1283

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL

To the Members
Sixpoint Partners LLC
New York, NY 10022

In planning and performing our audit of the financial statements and supplemental information of Sixpoint Partners LLC (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berkow, Schechter & Company, LLP

Berkow, Schechter & Company LLP

February 14, 2011

SIXPOINT PARTNERS LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2010